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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            Ingen Technologies, Inc.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                   45684G 20 1
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                                 (CUSIP Number)

                                 Richard O. Weed
                        4695 MacArthur Court, Suite 1430
                             Newport Beach, CA 92660
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 6, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 45684G 20 1
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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
(entities only).

Richard O. Weed

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2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a).............................................................................
(b).............................................................................

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3. SEC Use

Only............................................................................

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4. Source of Funds (See Instructions)

OO

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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
or 2(e) . [ ].

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6. Citizenship or Place of Organization
United States of America

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Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power: 3,000,000 shares of common stock underlying stock options

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8. Shared Voting Power: 0

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9. Sole Dispositive Power: 3,000,000 shares of common stock underlying stock options

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10. Shared Dispositive Power: 0

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11. Aggregate Amount Beneficially Owned by Each Reporting Person: 3,000,000
shares of common stock underlying stock options

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) Not applicable.

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13. Percent of Class Represented by Amount in Row (11): Approximately 20% if all
of the stock options were exercised. This amount is based upon the 1 for 40 reverse stock split and symbol change effective December 6, 2005 and the issuer's Form 10-QSB for the quarter ended November 30, 2005 that states there are 488,037,593 shares issued and outstanding.

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14. Type of Reporting Person (See Instructions): IN

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ITEM 1.           Security and Issuer

         Common Stock, no par value

         Ingen Technologies, Inc.
         35193 Avenue "A". Suite C
         Yucaipa, CA 92399
         (800) 259-9622

ITEM 2.           Identity and Background

         (a) Name: Richard O. Weed

         (b) Residence or business address:
         4695 MacArthur Court, Suite 1430
         Newport Beach, CA 92660

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

         Lawyer
         Weed & Co. LLP
         4695 MacArthur Court, Suite 1430
         Newport Beach, CA 92660
         Weed & Co. LLP is a law firm

         (d,e)         Legal Proceedings

         During the last five years, Mr. Weed has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, Mr. Weed has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship:

         United States of America

ITEM 3.           Source and Amount of Funds or Other Consideration

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Under a Fee Agreement dated August 6, 2004, Richard Weed received certain stock options: (i) an option to purchase 1,000,000 shares of common stock at $.10;
(ii) an option to purchase 1,000,000 shares of common stock at $.027875; and
(iii) an option to purchase 1,000,000 shares of common stock at $.0103125. Under the terms of the Fee Agreement, the amount of shares and the exercise price are not subject to adjustment based upon any reverse split of the common stock.

ITEM 4.           Purpose of Transaction

            Please see Item 3.

ITEM 5.           Interest in Securities of the Issuer

            (a) If all of the stock options for 3,000,000 shares of common stock were exercised, Mr. Weed would own approximately 20% of the isser. This amount is based upon the 1 for 40 reverse stock split and symbol change effective December 6, 2005 and the issuer's Form 10-QSB for the quarter ended November 30, 2005 that states there are 488,037,593 shares issued and outstanding.

            (b) Mr. Weed has the sole power to vote and dispose of the shares described in paragraph (a).

            (c) In the past sixty days, Mr. Weed has effected the following transactions in the company's common stock: None

            (d) Not applicable.

            (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

ITEM 7.           Material to Be Filed as Exhibits

         Fee Agreement dated August 6, 2004.

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                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. January 17, 2006
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Date

/s/ Richard O. Weed
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Signature

Richard O. Weed
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Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C.
1001)